Exicure, Inc.
2430 N. Halsted St.
Chicago, IL 60614

January 5, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David Gessert

Re:	Exicure, Inc.
Registration Statement on Form S-3 (File No. 333-251555)
Request for Acceleration of Effective Date

Mr. Gessert:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333- 251555) (the “Registration Statement”), to become effective on January 7, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Marc Recht of Cooley LLP, counsel to the Registrant, at (617) 937 2316, or in his absence, Courtney T. Thorne at (617) 937-2318.

[Signature page follows]

Very truly yours,

Exicure, Inc.

By:	/s/ David A. Giljohann
David A. Giljohann, Ph.D.
Chief Executive Officer

cc:	David A. Giljohann, Exicure, Inc.
Marc Recht, Cooley LLP
Daniel Goldberg, Cooley LLP
Courtney Thorne, Cooley LLP